SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2011

List of Exhibits:

1. Press Release entitled “CNH Completes Warehouse and Training Centre Upgrades in Australia”

2. Press Release entitled “CNH Announces Quarterly Earnings Release Dates for 2011”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 11, 2011

PRESS RELEASE

CNH Completes Warehouse and Training Centre

Upgrades in Australia

LUGANO, Switzerland — (March 9, 2011) — CNH International, a subsidiary of CNH Global a global leader in the agricultural and construction equipment businesses, today officially inaugurated its new warehouse facilities and training centre in St Marys, NSW, Australia.

With a total footprint of over 16,000 m2 and a cubic storage capacity of 160,000 m3, the improved facility will serve 225 Case IH and New Holland Agriculture outlets in Australia and 20 strategic distributors in New Zealand and South East Asia. Local parts operations are also supported by a secondary warehouse based in Perth, Western Australia.

The inauguration ceremony marks the completion of an important warehouse and training facilities expansion project, commenced in 2008, to support the growth of the Case IH, New Holland and FlexiCoil brands in Australia. CNH’s agricultural equipment business has grown steadily, taking leadership of the market in 2009 with its brands, and further consolidating this position in 2010.

The warehouse upgrades have increased undercover storage capacity by 50% and allow the improvement of the in and out flows to increase productivity and ensure faster service to dealers and customers. The expanded facility layout, new flow operation and the introduction of RF barcode technology will enable CNH Parts & Service to further improve the accuracy, time and delivery performance required in this business.

Dealers and customers will benefit from faster receiving and picking cycle times – in some cases going as far as halving the time from order to despatch.

“Today is a proud moment for all of us at CNH and especially for the project management and warehouse teams, who have completed the project on time and maintained the highest standards of service to the dealer network throughout the construction and reorganisation period”, said General Manager Parts Operations Australia and New Zealand Dean Hopping.

The inauguration ceremony, attended by representatives from Federal government, the Case IH and New Holland dealer network, suppliers and the press, also unveiled the new Training Centre. The upgrades include increasing the number of training rooms to four, all equipped with the latest technology and training aids, viewing windows from classroom to workshops, and increased workshop capacity by 35%, as well as improving the hospitality facilities.

“Our priority, at CNH, is to provide a level of service that best meets our dealers’ and customers’ needs”, concluded Dean. “The upgraded facilities will enable us to provide best-in-class training and increase the number of courses offered at the Training Centre to approximately 100 classes per year. We estimate that with the new facilities we will be able to cover the needs of 1,200 participants a year on average.”

About CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

About CNH International

CNH International SA, a subsidiary of CNH Global NV, is the company responsible for the manufacture, sales, distribution and after sales operations of agricultural and construction branded equipment in over 120 countries throughout Africa, the Middle East, the Commonwealth of Independent States, Asia and Oceania, encompassing Australia, China and India. CNH International was established in 2007 to strengthen CNH’s brands focus in emerging and high-growth markets.

About CNH Parts & Service

CNH Parts & Service provides aftersales parts and service solutions for CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI), and the Case and New Holland brand families, including CNH Original Parts, Case- and New Holland-branded parts, and a wide range of global support services for the Case and New Holland dealer network. More information about CNH and CNH Parts & Service can be found online at: www.cnh.com

###

For more information contact

CNH International Press Office:

e-mail: international.media@cnh.com

phone: +39 011 0086346

FOR IMMEDIATE RELEASE

For more information contact:

CNH External Communications	+(630) 887-3823
CNH Investor Relations	+(630) 887-3745

CNH Announces Quarterly Earnings Release Dates for 2011

BURR RIDGE, IL — (March 11, 2011) — CNH today announced the schedule for its 2011 quarterly earnings releases. For the first, second and third quarters of 2011, CNH will release its earnings reports as follows:

First quarter	April 21, 2011
Second quarter	July 25, 2011
Third quarter	October 27, 2011

Earnings releases will be followed by a conference call with securities analysts and institutional investors, a webcast of which will be accessible via the Company website at http://www.cnh.com.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.